News Release

Resin Systems Inc. to Outline 2007 Strategic Business Plan in Webcast

Calgary, Alberta, January 31, 2007: Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovator, will conduct a teleconference and webcast on Friday, February 2, 2007 at 11:00 a.m. (EST) / 9:00 a.m. (MST) to outline its 2007 business strategy and to update its business progress.

RS will provide an update on:

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RS’s 2007 overall business strategy;

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RS’s strategy to bring the RStandard™ utility pole product line to profitability; including repositioned production and distribution plans;

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RS’s strategy to introduce VRoll™ composite tubing to the market in 2007 and to achieve full market penetration in 2008, including production and distribution plans; and

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RS’s plan to reduce and contain RS’s cash expenditures.

The call will be hosted by Paul Giannelia, President and Chief Executive Officer, RS, and will contain a question and answer period.

To participate please dial 1-866-334-3876 (toll-free in North America) or (416) 849-4292 approximately
10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page. The webcast will be archived for approximately 90 days.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For more information please contact:

Laurien Abel

Investor & Public Relations

Resin Systems Inc.

Ph: (403) 219-8000

Fax: (403) 219-8001

Email:lauriena@grouprsi.com

www.grouprsi.com

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